EXHIBIT 5

KOJAIAN

KOJAIAN MANAGEMENT CORPORATION
39400 WOODWARD AVENUE
SUITE 250
BLOOMFIELD HILLS, MICHIGAN 48304-2876
(248) 644-7600
(248) 644-7620 FAX

May 7, 2003

Mr. Brian Parker
Chief Financial Officer
GRUBB & ELLIS COMPANY
2215 Sanders Road
Suite 400
Northbrook, IL 60062

Dear Mr. Parker:

Subject to the terms and conditions set forth herein, Kojaian Management Corporation, on behalf of an entity to be formed ("Lender"), hereby agrees to make a loan to Grubb & Ellis Company (the "Company") in the principal amount of Four Million Dollars ($4,000,000) (the "Loan"). The terms and conditions of the making of the Loan are as follows:

1.

The making of the Loan shall be conditioned upon the prior authorization of the Board of Directors of the Company based upon the recommendation of a committee consisting of a disinterested director (hereinafter, "Company Approval");

2.	The Company Approval shall occur no later than May 7, 2003;

3.

The funding of the Loan will be within 2 business days of receiving written notice of the timely Company Approval, after receiving any necessary consent of the First Lenders under the Credit Agreement (as defined in 7 below) and after execution of documentation acceptable to Lender and the Company;

4.	The Loan shall bear interest at a rate of ten percent (10%) per annum;

5.	In connection with the Loan, the Company shall make monthly interest payments in arrears on the first day of each month;

6.	The Loan shall mature on July 15, 2004, unless earlier due to default;

7.

The Loan shall be secured by all assets of the Company and guaranteed by all of its subsidiaries and secured by all of their assets, all of which security interests shall be properly perfected but junior and subordinate to the rights of lenders under, and cross-defaulted with, that certain Credit Agreement dated December 31, 2000 (as amended, restated, refinanced or other modified from time to time) between the Company and various financial institutions (together with their respective successors and assigns, the "First Lenders") and Bank of America, N.A., as administrative agent (in such capacity, the "Agent") (the "Credit Agreement") pursuant to a subordination agreement in a form and content satisfactory to Lender and the First Lenders;

Mr. Brian Parker
Grubb & Ellis Company
May 1, 2003
Page Two

8.

At the closing of the Loan, Company shall pay Lender a fee equal to 1% of the principal amount of the Loan and reimburse all of Lender's reasonable costs, including counsel fees, in connection with the Loan;

9.	Upon no fewer than 15 days advance notice, the Loan may be prepaid by the Company at any time without penalty but with accrued and unpaid interest; and

10.

The Loan shall otherwise have terms and conditions as are customary in sophisticated commercial loan transactions and as are satisfactory to Lender and to the Company and Lender, in its sole discretion, shall then be satisfied in all respects with its arrangements with First Lender.

Please confirm your acceptance of the terms and conditions contained in this letter by executing and returning a copy hereof as soon as possible.

Thank you for your cooperation.

Very truly yours,

KOJAIAN MANAGEMENT CORPORATION

/s/ C. Michael Kojaian
C. Michael Kojaian
Executive Vice President

CMK--alg

This letter is agreed to and accepted by the Company this 7th day of May, 2003;

GRUBB & ELLIS COMPANY

BY:	Brian Parker
Its:	CFO